Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Dated January 28, 2014

Contacts:
Howard Solomon	Gabriella Asmus
Finn Partners for Fantex	Finn Partners for Fantex
Phone: (415) 272-0767	Phone: (415) 348-2721
Email: Howard.solomon@finnpartners.com	Email: Gabriella.asmus@finnpartners.com

Golf Icon Jack Nicklaus To Join Fantex Holdings Advisory Board

SAN FRANCISCO, Calif., Jan. 28, 2014 — Fantex Holdings announced today that Jack Nicklaus, globally recognized as the greatest champion in golf history and a winner of a record 18 professional major championships, will join its Advisory Board.

“Fantex provides an entirely new kind of opportunity for today’s professional athletes. I wish a platform such as this existed early in my professional career,” Nicklaus said. “It allows athletes and entertainers to invest in their future while developing a group of brand advocates who will support them throughout their career. I’m delighted Fantex is available for today’s athletes and to bring my experience to their Advisory Board.”

“Jack Nicklaus is one of the greatest athletes in history, and we’re extremely fortunate to have his expertise, advice and intellect as a part of our Advisory Board,” said David Beirne, Chairman and Co-Founder of Fantex. “We’re creating a truly unique platform that brings sports and business together in a way never before thought possible. Jack is a perfect partner for that mission.”

Celebrated for his successes both on and off the course, Mr. Nicklaus brings to Fantex more than five decades of experience as a professional athlete, brand builder, investor, and entrepreneur. The legacy Jack has left as a player is rivaled only by the legacy he’s leaving as a golf-course designer, businessman and philanthropist. He is Co-Chairman of the privately held Nicklaus Companies, which for more than 40 years has provided services such as golf-course design, the development of golf and real estate communities, and the marketing and licensing of golf products and services.

About Fantex

Based in San Francisco, Fantex Holdings, Inc. serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services, LLC.  Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand.  In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand.  Fantex Brokerage Services, LLC is the exclusive trading platform for tracking stocks that are issued by Fantex, Inc.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. You can view the prospectus here https://fantex.com/fantex-vernon-davis-215595/prospectus.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or other jurisdiction.

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